UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2006
ART Advanced Research Technologies Inc.
(Translation of registrant’s name into English)
2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
          This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the “Company”), as filed with the Canadian Securities Authorities:
1.	Press release dated November 14, 2006

2.	Interim financial statements for the period ending September 30, 2006

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH TECHNOLOGIES INC. (Registrant)
By:	/s/ Marie-France Nantel
	Name:	Marie-France Nantel
	Title:	Corporate Secretary and General Counsel

Dated: November 14, 2006

News release
For immediate publication
ART Advanced Research Technologies Announces
2006 Third Quarter Financial Results
Montreal, Canada, November 14, 2006 – ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, today announced financial results for the third quarter ended September 30, 2006. All dollar amounts referenced herein are in US dollars, unless otherwise stated.
2006 Third Quarter Highlights
•	Product sales were $821,640 for the third quarter ended September 30, 2006, versus $1,122,000 for the same quarter in 2005, resulting in a net loss for the quarter in 2006 of $3,324,441 or $0.07 per share, compared to $3,870,288 or $0.09 per share for the same quarter in 2005.

•	ART obtained authorization from Health Canada’s Therapeutic Products Directorate to begin a pilot study to evaluate the effectiveness of the SoftScan® optical breast imaging system in the treatment monitoring of breast cancer.

•	ART concluded an agreement with GE Healthcare for the distribution of the Fenestra™ line of molecular imaging contrast products in Japan.

•	ART announced an executive change: Sébastien Gignac succeeded Micheline Bouchard as President & CEO.

•	ART introduced new analytical software OptiView for eXplore Optix™ and presented data from Fenestra and eXplore Optix research at the Society for Molecular Imaging Meeting.

•	The characterization of breast tissue with ART’s SoftScan optical imaging device demonstrated a potential for high specificity rates.

•	ART entered into an agreement with Matco Capital Ltd., which will result in a non-dilutive financing of CA$7.35 million before transaction expenses.
Post quarter events
•	In October, ART presented at the BioContact 2006 investor conference in Quebec City (Canada).

•	Also in October, Dr. Nathalie Duchesne, who collaborated with ART’s clinical research team, was awarded the Best Proffered Scientific Paper Award at the Canadian Association of Radiologists Annual Scientific Meeting, for research demonstrating significant lesion discrimination using the SoftScan optical breast imaging device.
During the third quarter, the Company entered into an agreement with Matco Capital Ltd., a private capital firm (“Matco”), to recapitalize and reorganize the Company’s corporate structure. The agreement will provide a non-dilutive financing of CA$5,850,000 and the ability to realize additional proceeds of CA$1,500,000 through a retained interest in ART, the whole subject to certain adjustments, for total proceeds of at least CA$7,350,000 (less the net costs incurred for the arrangement estimated at CA$550,000, which will be assumed by New ART). This reorganization will involve a transfer of the Company’s business into a new entity which will be held by the Company’s existing shareholders. The transaction is subject to court and shareholder approval. Once completed, this transaction will not change the fundamental business of the Company.
As of September 30, 2006, the Company will have US$12.4 million in cash and cash equivalents to fund its ongoing activities, on a proforma basis, following the closing of this non dilutive financing.
Financial Highlights (in US dollars)
Sales for the three-month period ended September 30, 2006 were $821,640, compared to $1,122,000 for the three-month period ended September 30, 2005. All sales during this current quarter and the same quarter last year resulted from the sales of products. For the nine-month period ended September 30, 2006 revenues were $2,452,868, compared to $2,885,850 for the nine-month period ended September 30, 2005. Sales resulting from products for the nine-month period ended September 30, 2006 amounted to $ 2,288,251 compared to $ 2,386,400 for the same period of last year. For the nine-month period ended September 30, 2006, sales resulting from maintenance amounting to $164,617 were recorded compared to $499,450 in the nine-month period ended September 30, 2005. During the nine-month period ended

September 30, 2006, the Company sold 9 eXplore Optix units as compared to 13 units (including 1 demo unit), during the same period of last year. The Company upgraded 2 single-wavelength systems to the new multiwavelength system during the nine-month period of the current fiscal year compared to 4 during the same period of last year. Sales from products include the new multiwavelength system, add-ons, and other parts. Sales resulting from maintenance include upgrades of the single wavelength system to the new multiwavelength system and sales of demonstration units.
For the three-month period ended September 30, 2006, the total cost of sales was $452,020 compared to $756,194 in the three-month period ended September 30, 2005. For the nine-month period ended September 30, 2006, cost of sales was $1,457,686 compared to $1,972,636 for the nine-month period ended September 30, 2005. ART generated a combined gross margin of 41% during the nine-month period ended September 30, 2006, and 32% in the same period last year. The combined gross margin increase during the nine-month period compared to the same period last year was principally due to the higher gross margins on Fenestra sales. ART began the commercialization of the Fenestra product line following the acquisition of the assets of Alerion Biomedical, Inc. at the end of the first quarter of 2006. Cost of sales consisted principally of raw materials, royalties and manufacturing costs.
The Company’s research and development (“R&D”) expenditures for the three-month period ended September 30, 2006, net of investment tax credits amounted to $1,970,493, compared to $2,269,531 for the three-month period ended September 30, 2005. For the nine-month period ended September 30, 2006, R&D expenditures, net of investment tax credits, were $6,319,605 compared to $6,938,814 for the nine-month period ended September 30, 2005. The R&D expenditures consist principally of the salaries and benefits paid to its personnel involved in R&D projects, consultation fees paid for clinical studies, costs associated with the preparation and conduct of the clinical studies and costs to build prototypes. The decrease in R&D expenditures for the three- and nine-month period compared to last year is mainly due to the investment tax credits (“ITC”) received, which were higher than originally accounted for, following a positive review by tax authorities. These ITC are applied against R&D expenditures.
For the three-month period and the nine-month period ended September 30, 2006, the SoftScan program represented 75% and 71% of the total R&D spending respectively. R&D efforts were focused on the achievement of regulatory approvals in Canada, Europe and the United States. ART plans to expend additional R&D funds to take the project to the next step. In June 2006, the Company filed a Medical Device License Application with Health Canada, to begin the commercialization of the SoftScan optical breast imaging device as an adjunct to X-Ray mammography. In parallel, the tissue characterization clinical data filed with Health Canada is being used for the submission with the Company’s Notified Body in Europe in order to obtain the CE mark, which is a precondition for the commercialization of the SoftScan device in the European market. A EU Notified Body is currently reviewing the tissue characterization clinical data submitted by ART this summer. The clinical data will also be used by ART as part of its submission to the Food and Drug Administration in the United States to support the Company’s SoftScan PMA application. Concurrently, ART pursued enrollment for its pivotal study at all Canadian and U.S. sites. As of the date hereof, 291 patients had been enrolled in this study, out of a maximum of 950 volunteers ART is seeking to enroll. In order to minimize the time to complete the study, ART has selected sites generating high biopsy volumes. This study is being conducted in 5 sites to demonstrate clear diagnosis regardless of the breast characteristics of the various patient volunteers. Finally, ART also obtained authorization in July 2006 from Health Canada’s Therapeutic Products Directorate to begin a pilot study to evaluate the effectiveness of the SoftScan optical breast imaging system in the treatment monitoring of breast cancer at the Sunnybrook Health Sciences Centre in Toronto, Canada, which is expected to extend the clinical value of SoftScan beyond its important role in breast cancer detection and diagnosis and into breast cancer treatment. As of the date of this report, the site is ready to begin enrollment, pending the signing of the clinical site agreement.
Selling, general, and administrative (“SG&A”) expenses for the three-month period ended September 30, 2006, totaled $999,682, compared to $1,103,473 for the three-month period ended September 30, 2005. For the nine-month period ended September 30, 2006, SG&A expenses were $2,979,117 compared to $2,946,831 for the nine-month period ended September 30, 2005. SG&A expenses consist principally of salaries, professional fees, other costs associated with marketing activities. SG&A expenses were principally engaged to support commercial activities related to the eXplore Optix product as well as support its overall activities.
Severance and related costs for the three-month and the nine-month periods ended September 30, 2006, totaled $361,118 compared to nil for the same periods a year ago. Severance and related costs were incurred following a change at the highest executive level of the company.
The loss before interest and foreign exchange loss for the third quarter of 2006 was $3,030,267, compared to $3,078,214 for the same quarter a year ago. For the nine-month period ended September 30, 2006, the loss before interest and foreign exchange loss was $8,877,852, compared to $9,188,738 for the same period a year ago.

As a result, net loss for the three-month period ended September 30, 2006 was $3,324,441 or $0.07 per share, compared to $3,870,288 or $0.09 per share for the three-month period ended September 30, 2005. For the nine-month period ended September 30, 2006, the net loss was $10,109,538 or $0.21 per share, compared to $9,815,865 or $0.23 per share, for the nine-month period ended September 30, 2005.
The financial statements, accompanying notes to the financial statements, and Management’s Discussion and Analysis for three-month period ended September 30, 2006, will be available online at www.sedar.com or at www.art.ca. Summary financial tables are provided below.
Conference Call
ART will host a conference call today at 8:30 AM (EDT). The telephone number to access the conference call is (514) 861-0443 when dialing within the Montreal area, or (866) 898-9626 for the rest of North America. Outside of North America, please dial (514) 861-0443. A replay of the call will be available until November 21, 2006. When dialing in for the replay from the Montreal area, please dial (514) 861-2272, or (800) 408-3053 for the rest of North America. From outside of North America, please dial (514) 861-2272. The access code for the replay is 3201352#.
A detailed list of the risks and uncertainties affecting the Company can be found in the Company’s Annual Report on Form 20-F.
This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.
About ART
ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca.
FOR FURTHER INFORMATION, PLEASE CONTACT:
ART Advanced Research Technologies Inc.
Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777
www.art.ca

ART Advanced Research Technologies Inc.
Balance Sheets
(In U.S. dollars)
(Unaudited)

	September 30, 2006	December 31, 2005

ASSETS
Current assets
Cash	$4,750,377	$4,858,085
Term deposit, 2.00%, maturing in April 2006 (2% in 2005)	—	257,954
Commercial paper, 5.20% maturing in Jan 2007 (4.27% in 2005)	1,026,634	4,000,496
Accounts receivable	800,560	1,102,124
Investment tax credits receivable	355,280	691,273
Inventories	1,396,584	1,226,812
Prepaid expenses	400,372	399,567

	8,729,807	12,536,311

Property and equipment	635,456	554,929
Patents	2,144,426	1,529,092
Deferred costs	562,648	611,877

	$12,072,337	$15,232,209

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,808,631	$2,052,381
Deferred grant	135,081	89,872
Current portion of convertible debentures (Note 3)	2,054,600	2,054,600

	3,998,312	4,196,853

Convertible debentures (Note 3)	598,363	1,666,543

	4,596,675	5,863,396

SHAREHOLDERS’ EQUITY
Share capital and share purchase warrants (Note 3)	95,724,367	87,131,724
Equity component of convertible debentures (Note 3b)	1,510,467	1,510,467
Contributed surplus	931,805	721,051
Deficit	(93,110,132)	(82,033,557)
Cumulative translation adjustment	2,419,155	2,039,128

	7,475,662	9,368,813

	$12,072,337	$15,232,209

	—	—
On behalf of the board,

/s/ Raymond Cyr	/s/ Benoit LaSalle
Director	Director
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Operations and Deficit
(In U.S. dollars)
(Unaudited)

		Three-month period ended		Nine-month period ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Sales
Product	$821,640	$1,122,000	$2,288,251	$2,386,400
Maintenance		—	164,617	499,450

	821,640	1,122,000	2,452,868	2,885,850

Cost of sales
Product	452,020	756,194	1,319,851	1,562,853
Maintenance			137,835	409,783

	452,020	756,194	1,457,686	1,972,636

Gross margin	369,620	365,806	995,182	913,214

Operating expenses
Research and development, net of investment tax credits	1,970,493	2,269,531	6,319,605	6,938,814
Selling, general and administrative	999,682	1,103,473	2,979,117	2,946,831
Severance and related costs	361,118	—	361,118	—
Amortization	68,594	71,016	213,194	216,307

	3,399,887	3,444,020	9,873,034	10,101,952

Operating loss	3,030,267	3,078,214	8,877,852	9,188,738
Interest expense on convertible debentures	336,141	330,309	1,209,339	330,309
Interest income	(33,502)	(43,190)	(142,850)	(139,058)
Foreign exchange loss (gain)	(8,465)	504,955	165,197	435,876

Net loss	$3,324,441	$3,870,288	10,109,538	9,815,865

Deficit, beginning of year			82,033,557	68,122,241
Share and share purchase warrant issue expenses			967,037	781,158

Deficit, end of period			$93,110,132	$78,719,264

Basic and diluted net loss per share (Note 2)	$0.07	$0.09	$0.21	$0.23

Basic and diluted weighted average number of common shares outstanding	52,248,981	42,664,523	47,518,138	42,664,523

Number of common shares outstanding, end of period	52,248,981	42,664,523	52,248,981	42,664,523

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Cash Flows
(In U.S. dollars)
(Unaudited)

		Three-month period ended		Nine-month period ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
OPERATING ACTIVITIES
Net loss	$(3,324,441)	$(3,870,288)	$(10,109,538)	$(9,815,865)
Items not affecting cash
Amortization	68,594	71,016	213,194	216,307
Stock-based compensation (Note 5)	69,299	63,881	210,754	180,024
Interest on convertible debentures	259,272	252,317	926,232	252,317
Net change in working capital items
Accounts receivable	91,640	(397,697)	313,266	(502,469)
Investment tax credits receivable	433,686	(76,949)	363,941	214,627
Inventories	114,878	(396,853)	18,927	(780,400)
Prepaid expenses	38,161	(95,758)	(14,833)	(215,645)
Accounts payable and accrued liabilities	(364,808)	426,926	(383,748)	226,141
Deferred grant	—	40,785	40,190	130,319

Cash flows from operating activities	(2,613,719)	(3,982,620)	(8,421,615)	(10,094,644)

INVESTING ACTIVITIES
Assets acquisition (Note 7)	148,201	—	(452,455)	—
Short-term investments	(1,017,631)	—	3,271,107	9,749,504
Property and equipment	—	3,739	(181,733)	(219,611)
Patents	—	—	—	(5,339)
Deferred costs	(25,696)	(58,064)	(57,028)	(258,730)

Cash flows from investing activities	(895,126)	(54,325)	2,579,891	9,265,824

FINANCING ACTIVITIES
Senior convertible debentures	(625,000)	5,000,000	(1,875,000)	5,000,000
Issue of convertible preferred shares	—	5,900,000	2,031,361	5,900,000
Common shares and share purchase warrants	—	—	6,283,707	—
Equity and debt issue expenses	—	(918,241)	(909,956)	(918,241)

Cash flows from financing activities	(625,000)	9,981,759	5,530,112	9,981,759
Effect of foreign currency translation adjustments	24,306	640,432	208,663	552,374

	(600,694)	10,622,191	5,738,775	10,534,133

Net increase (decrease) in cash and cash equivalents	(4,109,539)	6,585,246	(102,949)	9,705,313
Cash and cash equivalents, beginning of year	8,865,732	4,753,138	4,859,142	1,633,071

Cash and cash equivalents, end of period	$4,756,193	$11,338,384	$4,756,193	$11,338,384

CASH AND CASH EQUIVALENTS
Cash	$4,750,377	$11,338,384	$4,750,377	$11,338,384
Commercial paper	5,816	—	5,816	—

	$4,756,193	$11,338,384	$4,756,193	$11,338,384

Supplemental disclosure of cash flow information
Interest received	$31,193	$35,950	$112,699	$115,747
Interest paid	$93,853	$—	$340,689	$—
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
     1- BASIS OF PRESENTATION
These interim financial statements as at September 30, 2006 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles. In the opinion of management, they contain all adjustments necessary to present fairly the Company’s financial position as at September 30, 2006 and December 31, 2005 and its results of operations and its cash flows for the three-month and the nine-month periods ended September 30, 2006 and 2005.
The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company’s most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These financial statements should be read in conjunction with the Company’s most recent annual financial statements.
     2- ACCOUNTING POLICIES
Basic and diluted loss per common share and information pertaining to number of shares
The Company uses the treasury stock method to determine the dilutive effect of the share purchase warrants and the stock options and the “if converted” method to determine the dilutive effect of the conversion feature of the preferred shares and the convertible debentures. Per share amounts have been computed based on the weighted average number of common shares outstanding for all periods presented. The diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options, share purchase warrants and the conversion feature of the preferred shares and the convertible debentures. For all periods presented, the effect of stock options, share purchase warrants and the conversion feature of the preferred shares and the convertible debentures was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
     3- SHARE CAPITAL AND SHARE PURCHASE WARRANTS
The following table presents the changes in the number of outstanding common shares:

	September 30, 2006			December 31, 2005
	Common shares			Common shares
	Number		Value	Number	Value
Issued and fully paid
Balance, beginning of year	42,664,523		$78,678,625	42,664,523	$78,678,625
Issue of shares	9,584,458	(c), Note 7	6,468,707	—	—

Balance, end of period	52,248,981		$85,147,332	42,664,523	$78,678,625

The following table presents the changes in the number of outstanding preferred shares:

	September 30, 2006			December 31, 2005
	Preferred shares			Preferred shares
	Number		Value	Number		Value
Issued and fully paid
Balance, beginning of year	6,341,982		$5,900,000	—		$—
Issue of shares for cash	2,000,000	(a)	2,007,043	6,341,982	(a)	5,900,000

Balance, end of period	8,341,982		$7,907,043	6,341,982		$5,900,000

The following table presents the changes in the number of share purchase warrants outstanding:

	September 30, 2006				December 31, 2005
				Weighted				Weighted
				average				average
				exercise price				exercise price
	Number	Value		CA$	Number	Value		CA$
Balance, beginning of year	4,022,817	$2,553,099		1.78	2,194,422	$2,017,482		2.28
Issue of share purchase warrants	678,891	116,893	(a), (c), Note 7	0.86	1,828,395	535,617	(a)(b)	1.19

Balance, end of period	4,701,708	$2,669,992		1.65	4,022,817	$2,553,099		1.78

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
      3- CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
(a)	In July 2005, the Company closed a $5.9 million private placement of convertible preferred shares with an existing institutional investor. The private placement of 6,341,982 preferred shares was made at a subscription price of C$1.14 per preferred share. The preferred shares are entitled to a cumulative dividend of 7%, payable in cash or common shares at the Company’s option. The cumulative dividend has a value of $509,178 on September 30, 2006. The preferred shares are convertible at the investor’s option at any time into common shares at a fixed conversion price of C$1.26 per share (being an effective conversion rate of 0.9036 common share for each Series 1 preferred share).

The agreement also provides that, if on the first anniversary of the closing of the transaction the weighted average trading price of the common shares for the previous ten (10) days does not exceed C$1.20 per share, the investor will have the option to convert some or all the preferred shares at a conversion price of 112.5% of the weighted average trading price for the ten (10) trading days prior to the date of conversion. The right to convert at the adjusted conversion price shall only be available for a period ending on the third anniversary of the closing of the transaction.

The agreement also provides that the Company may force the conversion of the preferred shares into common shares at the conversion price of C$1.26 per share upon the occurrence of certain events or the achievement of certain milestones. For a period of twelve (12) months commencing from the closing date, the investor shall have the option to purchase an additional 2,000,000 preferred shares at a price of C$1.14 per additional preferred share, for a total potential additional investment of C$2,280,000. The additional preferred shares are entitled to a cumulative dividend of 7%, payable in cash or common shares at the Company’s option. The cumulative dividend has a value of $61,586 on September 30, 2006. Each such additional preferred share shall be convertible into common shares at a fixed conversion price of C$1.08 per share (being an effective conversion rate of 1.0556 common share for each Series 2 preferred share). This option was exercised in April 2006. Commission and other costs amounting to $194,382 were incurred and included in the deficit.

In conjunction with the transaction of July 2005, the Company issued to an agent share purchase warrants to purchase 286,535 common shares at an exercise price of C$1.18 per share. The Company evaluated the fair value of such share purchase warrants at $85,961 using the Black & Scholes model. The valuation assumptions are listed below:

-	Expected life: 3 years

-	Expected volatility: 70%

-	Weighted average risk-free interest rate: 3.19%

-	Dividend rate: 0%

Also, with the exercise of the option to purchase an additional 2,000,000 preferred shares, the Company issued to an agent share purchase warrants to purchase 105,555 common shares at an exercise price of C$1.18 per share. The Company evaluated the fair value of such share purchase warrants at $30,294 using the Black & Scholes model. The valuation assumptions are listed below:

-	Expected life: 3 years

-	Expected volatility: 65%

-	Weighted average risk-free interest rate: 4.17%

-	Dividend rate: 0%
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
      3- CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
(b)	In July 2005 , the Company closed a $5 million private placement of senior secured convertible debentures with a limited number of U.S. institutional investors. The debentures are secured by a perfected security interest and hypothec on all assets of the Company. The debentures mature on January 28, 2008 and bear interest at a rate of 9% per annum, payable quarterly, subject to certain quarterly adjustments. The debentures are convertible at the investor’s option at any time into common shares at a fixed conversion price of C$0.99 per share.

The agreement provides that, at the Company’s option, any cash payments contemplated under the debentures may be made in freely tradable common shares issued at a 10% discount to market. In addition, if after November 28, 2006, the trading price of the Company’s stock exceeds 225% of the conversion price for 20 consecutive trading days (equivalent to C$2.23 per share), the Company may require the investors to convert the debentures into common shares at the fixed conversion price of C$0.99 per share. The debentures have certain covenants relating to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, and the maintenance of minimum cash and cash equivalents thresholds. These covenants also provide that the Company shall file a submission for regulatory approval for SoftScan by June 30, 2006. The debentures also have certain customary covenants regarding, among other things, the debt that the Company may incur. In an event of default under the debentures, the Company may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 20% premium. The Company complied with these restrictive clauses which were all met at September 30, 2006.

Also, the Company issued to the investors 5-year warrants to purchase 1,110,139 common shares at an exercise price of C$1.16 per share and 5-year warrants to purchase 123,349 common shares at an exercise price of C$1.39 per share. Finally, for a period of twelve (12) months commencing from the closing date, the investors shall have the option of purchasing additional senior convertible debentures for a total investment of $2.0 million ; and for a period of twelve (12) months following shareholder approval the investors shall have the option of purchasing additional senior convertible debentures for a total investment of US$500,000. These options had not been exercised as at September 30, 2006. The agreement also provides that the Company may force this additional investment to be made if the Company’s stock price closes above 150% of the conversion price for 20 consecutive trading days (equivalent to C$1.49 per share).
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
     3- CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
For accounting purposes, the debentures contain both a liability component and an equity component, which represent the holder’s conversion option and the warrants. The liability component’s carrying amount has been determined at $3,129,305, the conversion option has been valued at $1,510,467 and the warrants has been valued at $360,228. Interest expense on the liability component is charged to operations, based on the effective interest rate of 38%. The above values were determined by using a combination of the Black - Scholes ( for the conversion option and the warrants) and a discounted cash flow ( for the liability component) of future capital and interest payments until their maturity dates, at a discount rate which represented the borrowing rate available to the Company for similar debentures having no conversion rights. The valuation assumptions are listed below:

Future cash flow discount rate: 25%

	Conversion option	Warrants
Expected life:	2.5 years	5 years
Expected volatility:	70%	70%
Weighted average risk-free interest rate:	3.13%	3.33%
Dividend rate:	0%	0%
Also, in conjunction with the transaction, the Company issued to an agent share purchase warrants to purchase 308,372 common shares at an exercise price of C$1.21 per share. The Company evaluated the fair value of the share purchase warrants at $89,428 using the Black-Scholes model. The valuation assumptions are listed below:

-	Expected life: 3 years

-	Expected volatility: 70%

-	Weighted average risk-free interest rate: 3.13%

-	Dividend rate: 0%

(c)	In May 2006, the Company issued 9,333,400 common shares through a public offering for gross cash proceeds of C$7,000,050. Commission and other costs amounting to $772,655 were incurred and included in the deficit.

Also, in conjunction with the transaction, the Company issued to an agent share purchase warrants to purchase 373,336 common shares at an exercise price of C$0.75 per share. The Company evaluated the fair value of the share purchase warrants at $31,659 using the Black-Scholes model. The valuation assumptions are listed below:

-	Expected life: 1 years

-	Expected volatility: 65%

-	Weighted average risk-free interest rate: 4.08%

-	Dividend rate: 0%
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
     4- CONVERTIBLE DEBENTURE
As at September 30, 2006, the Company had a convertible debenture which is describe in Note 3b.

The following table discloses the information about the contractual obligations and periods in which payments are due as of September 30, 2006

		Payment due
	Total	Less than 1 year	1-3 years
Convertible debentures	$3,125,000	$2,500,000	$625,000

     5- STOCK-BASED COMPENSATION PLAN
The following table presents the changes in the number of stock options outstanding and exercisable as at:

	September 30, 2006		December 31, 2005
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number of options	C$	Number of options	C$
Balance, beginning of year	2,479,479	2.68	2,467,374	2.81
Options granted	1,211,000	0.61	119,500	0.74
Options cancelled	(353,500)	1.79	(107,395)	3.57

Balance, end of period	3,336,979	2.02	2,479,479	2.68

Options exercisable end of period	1,658,868	3.28	1,659,957	3.25

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
     5- STOCK-BASED COMPENSATION PLAN (Continued)
The following table provides information on options outstanding and exercisable as of September 30, 2006:

	Options outstanding			Options exercisable
			Weighted average
Exercice price	Number	Weighted average	remaining contractual		Weighted average
C$	outstanding	exercice price C$	life (years)	Number exercisable	exercice price C$
0.57 @ 0.74	1,239,000	0.62	9.73	—	—
0.75 @ 0.99	72,500	0.78	9.02	22,500	0.78
1.00 @ 1.49	499,500	1.11	8.19	166,501	1.11
1.50 @ 1.99	359,900	1.75	6.01	359,900	1.75
2.00 @ 2.99	256,134	2.27	6.74	216,689	2.29
3.00 @ 3.99	498,945	3.29	7.12	482,278	3.30
4.00 @ 4.99	137,000	4.60	0.91	137,000	4.60
6.00 @ 6.99	111,000	6.00	2.38	111,000	6.00
7.00 @ 7.50	163,000	7.50	3.44	163,000	7.50

	3,336,979	2.02	7.55	1,658,868	3.28

The fair value of stock options granted during the nine-month period ended Septembre 30, 2006 and 2005 was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the fiscal year:
-	Weighted average expected life: 4.5 years (4.5 years in 2005);

-	Expected volatility : 65% (70% in 2005);

-	Weighted average risk-free interest rate: 4.08% (3.51% in 2005);

-	Dividend rate: 0% (0% in 2005).
The weighted average fair value of stock options granted during the three-month period and the nine-month period ended September 30, 2006 was $0.20 and $0.22 respectively . For 2005 it was $0.35 and $0.35 respectively.
The Company recorded an expense of $69,299 and $210,754, using the fair value method in its operations and deficit statement for stock options granted to employees in the three-month period and in the nine-month period ended September 30, 2006. For 2005 it was $63,882 and $180,024 respectively.
The fair value of all stock options outstanding as at September 30, 2006 was CA$1.11, and was estimated on the grant date using the Black & Scholes option-pricing model.
During the fiscal year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair-value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table :

		Three-month period ended		Nine-month period ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Net loss as reported	$3,324,441	$3,870,288	$10,109,538	$9,815,865
Less: compensation expense recognized in the statement of operations and deficit	(69,299)	(63,881)	(210,754)	(180,024)
Plus: total compensation expenses	69,299	86,447	213,657	288,165

Pro forma net loss	$3,324,441	$3,892,854	$10,112,441	$9,924,006

Basic and diluted loss per share As reported	$(0.07)	$(0.09)	$(0.21)	$(0.23)
Pro forma	$(0.07)	$(0.09)	$(0.21)	$(0.23)
Other stock options
During the fiscal year ended April 30, 2001, the Company granted 5,000 common stock options to a consultant as partial compensation for services rendered to the Company. The options are exercisable at C$4.80 and expire on March 19, 2011.
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
6- SEGMENT INFORMATION
The Company operates in two sectors for financial reporting purposes; the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of SoftScan time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development, commercialization of eXplore Optix™ product and Fenestra operations.
For the three and the nine-month periods ended September 30, 2006, 92% and 95% respectively of sales were made in Canada, and 100% of operations were made in Canada for both periods. For the three and nine-month periods ended September 30, 2005, all of ART operations and sales were made in Canada.
The information pertaining to the two operating segments are summarized as follows:

	Three-month period ended			Nine-month period ended
	September 30, 2006			September 30, 2006
	Pharmaceutical	Medical	Total	Pharmaceutical	Medical	Total
Sales
Product	$821,640	$—	$821,640	2,288,251	$—	$2,288,251
Maintenance	—	—	—	164,617	—	164,617

	821,640	—	821,640	2,452,868	—	2,452,868

Cost of sales
Product	452,020	—	452,020	1,319,851	—	1,319,851
Maintenance	—	—	—	137,835	—	137,835

	452,020	—	452,020	1,457,686	—	1,457,686

Gross margin	369,620	—	369,620	995,182	—	995,182

Operating expenses
Research and development expenses, net of investment tax credits	499,402	1,471,091	1,970,493	1,807,491	4,512,114	6,319,605
Selling, general and administrative	529,003	470,679	999,682	1,262,717	1,716,400	2,979,117
Severance and related costs	108,335	252,783	361,118	108,335	252,783	361,118
Amortization	32,376	36,218	68,594	101,785	111,409	213,194

	1,169,116	2,230,771	3,399,887	3,280,328	6,592,706	9,873,034

Operating loss	799,496	2,230,771	3,030,267	2,285,146	6,592,706	8,877,852
Interest expense on convertible debentures	100,842	235,299	336,141	362,802	846,537	1,209,339
Interest income	(10,051)	(23,451)	(33,502)	(42,855)	(99,995)	(142,850)
Foreign exchange loss (gain)	(2,540)	(5,925)	(8,465)	49,559	115,638	165,197

Net loss	$887,747	$2,436,694	$3,324,441	2,654,652	$7,454,886	$10,109,538

	Three-month period ended			Nine-month period ended
	September 30, 2005			September 30, 2005
	Pharmaceutical	Medical	Total	Pharmaceutical	Medical	Total
Sales
Product	$1,122,000	$—	$1,122,000	2,386,400	$—	$2,386,400
Maintenance	—	—	—	499,450	—	499,450

	1,122,000	—	1,122,000	2,885,850	—	2,885,850

Cost of sales
Product	756,194	—	756,194	1,562,853	—	1,562,853
Maintenance	—	—	—	409,783	—	409,783

	756,194	—	756,194	1,972,636	—	1,972,636

Gross margin	365,806	—	365,806	913,214	—	913,214

Operating expenses
Research and development expenses, net of investment tax credits	483,460	1,786,071	2,269,531	1,238,211	5,700,603	6,938,814
Selling, general and administrative	420,076	683,397	1,103,473	1,125,567	1,821,264	2,946,831
Amortization	38,497	32,519	71,016	124,840	91,467	216,307

	942,033	2,501,987	3,444,020	2,488,618	7,613,334	10,101,952

Operating loss	576,227	2,501,987	3,078,214	1,575,404	7,613,334	9,188,738
Interest expense on convertible debentures	96,582	233,727	330,309	96,582	233,727	330,309
Interest income	(12,629)	(30,561)	(43,190)	(40,660)	(98,398)	(139,058)
Foreign exchange loss (gain)	147,649	357,306	504,955	127,450	308,426	435,876

Net loss	$807,829	$3,062,459	$3,870,288	1,758,776	$8,057,089	$9,815,865

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
     6- SEGMENT INFORMATION (continued)
As at September 30, 2006 and December 31, 2005, the majority of identifiable assets consisted of cash, short-term investments and property and equipment used for corporate head office purposes. Identifiable assets by segment are summarized as follows:

	September 30, 2006	December 31, 2005
Pharmaceutical	$3,604,543	$3,162,239
Medical	1,959,639	1,816,893
Corporate	6,508,155	10,253,077

	$12,072,337	$15,232,209

     7- ASSETS ACQUISITION
On March 13, 2006, ART acquired substantially all of the imaging technology and product assets of Alerion Biomedical, Inc., a US-based developer and manufacturer of biomarkers and contrast media for preclinical and clinical imaging devices for a total purchase price, including related expenses, of $692,000 (subject to some adjustments); these assets include, in particular, the intellectual property, the accounts receivable, the Fenestra product inventory and some fixed assets. The acquisition was recorded using the purchase method, and earnings from this acquisition have been included in the financial statements since the date of acquisition. The terms of the transaction provide for a purchase price which will be subject to adjustments and to purchase price increases — in the form of earn-outs — based on the future revenue generated by the purchased assets. The purchase price was paid in cash and common shares of the Company.

Also, in conjunction with the transaction, ART issued to an agent share purchase warrants to purchase 200,000 common shares at an exercise price of CA$0.88 per share. The Company evaluated the fair value of the agent share purchase warrants at $54,946 using the Black & Scholes model. The valuation assumptions are listed below:

-	Expected life: 3 years

-	Expected volatility: 65%

-	Weighted average risk-free interest rate: 3.97%

-	Dividend rate: 0%
     8- SUBSEQUENT EVENTS
On September 21, 2006, the Company entered into an agreement with Matco Capital Ltd., a private capital firm, to recapitalize and reorganize the Company’s corporate structure. The agreement will provide an additional non-dilutive financing of CA$5,850,000 and the ability to realize additional proceeds of CA$1,500,000 through a retained interest in ART, the whole subject to certain adjustments, for total proceeds of at least CA$7,350,000 (less the net costs incurred for the arrangement estimated at CA$550,000, which will be assumed by New ART). This reorganization will involve a transfer of the Company’s business into a new entity which will be held by the Company’s existing shareholders. The transaction is subject to court and shareholder approval. Once completed, this transaction will in no way changes the fundamental business of the Company.
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.